MED SPA VACATIONS INC.
745 Silver St.
La Jolla, CA  92037
VIA EDGAR
September 22, 2016
J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Re:          Med Spa Vacations Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 31, 2016
File No. 333-210922
Dear Mr. McWilliams:
This letter is in response to your comment letter dated September 16, 2016, with regard to the Form S-1/A filing of Med Spa Vacations Inc., a Nevada corporation ("Med Spa" or the "Company") filed on August 31, 2016.  Responses to each comment have been keyed to your comment letter.

Prospectus Summary, page 3

General Information About Our Company, page 3

1.	Please refer to the sixth paragraph. Please revise the last sentence to include your lack of revenues and net loss for the six months ended June 30, 2016.

Response:

The amendment has been updated with the requested disclosure.

Dilution, page 16

2.	Please clarify in the second paragraph that your net tangible book value at June 30, 2016 was $4,718 rather than $8,043, and adjust the per share computations within Dilution table accordingly.

Response:

The amendment has been updated with the requested disclosure.

Exhibit 99.1

3.    We note your response to our prior comment 8 and reissue in part. Refer to Section 2.1. The representation in Section 2.1(C) is not appropriate for a public offering without restrictions as to the class of prospective investors. The representation in Section 2.1(E) that prospective investors have reviewed the prospectus is not appropriate. Please revise and refile the form of subscription agreement accordingly.
Response:
The amendment has been updated to remove 2.1(C) and 2.1(E) from the subscription agreement.
The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me with any further comments or questions.  The Company will file the redlined version and this letter as EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically (info@medspavacations.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.
Thank you in advance for your courtesies.
Sincerely,

/s/ Blaine Redfern
Blaine Redfern, President